Project Toscana

Acquisition Agreement

May 12th, 2006

Mr. Saverio Cecchi
Mrs. Lorita Cecchi
Mr. Dario Cecchi
Mr. Claudio Salvadori
Mrs. Nila Salvadori
Mr. Alfredo Bini
Mrs. Elena Bini
Mrs. Mara Grazzini
Mrs. Gloria Danese
Mr. Franco Tinti
Mrs. Maria Rosa Trinci
c/o BCS S.r.l.
Via E. P. Salani, 1
Capraia e Limite (FI)

Dear Sirs,

Further to our recent understandings, we are pleased to submit you our proposal to enter into a Stock Purchase Agreement on the terms and conditions set forth hereinbelow.

* * *

STOCK PURCHASE AGREEMENT

between

Mr. Saverio Cecchi, born in Capraia e Limite on July, 2, 1950 and residing at Capraia e Limite, viale Matteotti, 9;

Mrs. Lorita Cecchi, born in Capraia e Limite on October 18, 1947 and residing at Capraia e Limite, via S. Biagio, 37;

Mr. Dario Cecchi, born in Empoli on November 21, 1959 and residing at Capraia e Limite, via Mollaia, 21;

Mr. Claudio Salvadori, born in Capraia e Limite on April 17, 1952 and residing at Capraia e Limite, via Tiribilli, 16;

Mrs. Nila Salvadori, born in Capraia e Limite on February 23, 1957 and residing at Capraia e Limite, via Tiribilli, 20;

Mr. Alfredo Bini, born in Vinci, on March 9, 1963 and residing at Capraia e Limite, via Togliatti, 21;

Mrs. Elena Bini, born in Empoli on February 6, 1967 and residing at Capraia e Limite, via Agudio, 33;

Mrs. Mara Grazzini, born in Capraia e Limite on April 29, 1952 and residing at Capraia e Limite, viale matteotti, 9

Mrs. Gloria Danese, born in Genova on October 23, 1954 and residing at Capraia e Limite, via Tiribilli, 16;

Mr. Franco Tinti, born in Empoli, on May 8, 1948 and residing at Empoli, via Ponzano per San Donato, 13;

Mrs. Maria Rosa Trinci, born in Lastra a Signa on August 15, 1950 and residing at Empoli, via Ponzano per San Donato, 13;

                                                                                                                                                                (together, the “Sellers”)

and

Twin Disc Inc., with registered offices at 1328 Racine Street, Racine, Wisconsin 53403-1758, United States of America, represented by its Chairman and CEO, Mr. Michael Batten

                                                                                                                                                                   (the “Purchaser”)

WHEREAS

A.	Mr. Claudio Salvadori, Mrs. Nila Salvadori, Mrs. Elena Bini, Mr. Alfredo Bini, Mr. Dario Cecchi, Mrs. Lorita Cecchi and Mr. Saverio Cecchi (hereinafter, the “BCS Shareholders”) are owners of quotas representing 100% (one hundred percent) of the corporate capital of B.C.S. S.r.l., a limited liability company incorporated under the laws of Italy, with registered offices in Capraia e Limite (Firenze) via E. e P. Salani 1, corporate capital € 14,040.00, entirely paid in, Registration at the Companies Register of Firenze, Fiscal Code and VAT No. 03459510487 (hereinafter, “BCS”);

B.	the BCS Shareholders are also the final owners of 100% of the quotas representing 100% of the corporate capital of Boat Equipment Limited, a limited liability company incorporated under the laws of Malta, with registered offices in A49A, Indutrial Estate, Marsa LQA13, Malta, corporate capital Lm (Maltese Lira) 10,080.00 registered at Company Register No. C 23810, Fiscal Code and VAT No. 1534-9317 (hereinafter, “BEL”), whose quotaholding is held in trusteeship by the trust company Osiris Limited, 53, St. Dominic Street, Valletta, Malta;

C.	Mrs. Maria Grazzini, Mrs. Nila Salvadori, Mrs. Elena Bini, Mr. Alfredo Bini, Mr. Dario Cecchi, Mrs. Lorita Cecchi and Mrs. Gloria Danese (hereinafter, the “BCS Service Shareholders”) are owners of 100% of the quotas representing the corporate capital of B.C.S.

Service S.r.l., a limited liability company incorporated under the laws of Italy, with registered offices in Capraia e Limite (Firenze) via E. e P. Salani 1, corporate capital € 13,500.00, entirely paid in, Registration at the Companies Register of Firenze, Fiscal Code and VAT No. 05102000485 (hereinafter, “BCS Service”);

D.	Mr. Franco Tinti, Mrs. Maria Rosa Trinci, Mr. Dario Cecchi, Mr. Saverio Cecchi, Mr. Claudio Salvadori, Mrs. Nila Salvadori, Mrs. Elena Bini, Mr. Alfredo Bini and Mrs. Lorita Cecchi (hereinafter, the “Vetus Shareholders”) are owners of 100% of the quotas representing the corporate capital of Vetus Italia S.r.l., a limited liability company incorporated under the laws of Italy, with registered offices in Capraia e Limite (Firenze) via Palandri 41, corporate capital € 312,000.00, entirely paid in, Registration at the Companies Register of Firenze, Fiscal Code and VAT No. 01372550481 (hereinafter, “Vetus” and, together with BCS, BCS Service and BEL, the “Companies”);

E.	in particular, each of the Sellers owns the following quotaholding of the Companies:

Mr. Saverio Cecchi	11,113% of BCS
11,113% of BEL
12,50% of Vetus

Mrs. Lorita Cecchi	11,113% of BCS
11,12% of BCS Service
11,113% of BEL
6,25% of Vetus

Mr. Dario Cecchi	11,113% of BCS
11,12% of BCS Service
11,113% of BEL
6,25 of Vetus

Mr. Claudio Salvadori	16,666% of BCS
16,666% of BEL
12,50% of Vetus

Mrs. Nila Salvadori	16,666% of BCS
16,66% of BCS Service
16,666% of BEL
12,50 of Vetus;

Mr. Alfredo Bini	16,666% of BCS
16,66% of BCS Service
16,666% of BEL
12,50% of Vetus;

Mrs. Elena Bini	16,666% of BCS
16,66% of BCS Service
16,666% of BEL
12,50% of Vetus

Mrs. Mara Grazzini	11,12% of BCS Service

Mrs. Gloria Danese	16,66% of BCS Service;

Mr. Franco Tinti	12,50%of Vetus
Mrs. Maria Rosa Trinci	12,50%of Vetus

F.	BCS owns 50% (fifty per cent) of the corporate capital of Hydraflex S.r.l., a limited liability company incorporated under the laws of Italy, with registered offices at Capraia e Limite, via E. P. Salani, 1, corporate capital € 30,600.00; the remaining 50% is owned by Finultra S.p.A.;

G.	the Purchaser is a company operating in the field of designing, manufacturing and distributing power transmission equipment;

H.	the Purchaser has executed a tax, legal, accounting, administrative and environmental due diligence on the Companies and their assets;

I.	the Purchaser has full legal and financial capacity to act, execute and perform this Agreement upon the terms and conditions contemplated hereby;

J.	by this agreement the Sellers and the Purchaser (hereinafter the “Parties”) intend to discipline the acquisition by the Purchaser of the entire corporate capital of the Companies.

NOW THEREFORE

the Parties hereto agree as follows:

1. RECITALS AND EXHIBITS

The Recitals hereinabove and the Exhibits listed below shall form an integral and substantial part of this Agreement:

Exhibit	2.1:	2005 Balance Sheets
Exhibit	4.2(b)(viii):	Managers agreements
Exhibit	5.10(e):	Benefits and bonuses
Exhibit	5.11:	Agreements
Exhibit	5.12:	Banks accounts and powers
Exhibit	5.18:	Litigation
Exhibit	6.5:	Bank Guarantee

2.	DEFINITIONS

In every part of this Agreement, including Recitals and Exhibits, the terms listed below shall have the following meaning:

2.1	“2005 Balance Sheets” shall mean the balance sheets of BCS, BCS Service and Vetus as of December 31, 2005 and the accounting situation of BEL as of June 30, 2005, as attached under Exhibit 2.1 hereto.

2.2	“Accounting Principles” shall mean the accounting principles approved by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri, to be applied consistently with the past three years.

2.3	“Agreement” shall mean this agreement, including Recitals and Exhibits.

2.4	“BCS Service Shareholders” shall mean Mrs. Lorita Cecchi, Dario Cecchi, Mrs. Nila Salvadori, Mr. Alfredo Bini and Mrs. Elena

Bini, Mrs. Mara Grazzini and Mrs. Gloria Danese.

2.5	“BCS Service Stock” shall mean all the shares of BCS Service owned by the BCS Service Shareholders, representing 100% of the corporate capital of the same.

2.6	“BCS Shareholders” shall mean Mr. Saverio Cecchi, Mrs. Lorita Cecchi, Dario Cecchi, Mr. Claudio Salvadori, Mrs. Nila Salvadori, Mr. Alfredo Bini and Mrs. Elena Bini.

2.7	“BCS Stock” shall mean all the shares of BCS owned by the BCS Shareholders, representing 100% of the corporate capital of the same.

2.8	“BEL Stock” shall mean all the shares of BEL owned by the BCS Shareholders, representing 100% of the corporate capital of the same.

2.9	“Closing” shall mean the date under Article 4.2.

2.10	“Companies” shall mean BCS, BCS Services, BEL and Vetus as better identified in the headings of this Agreement.

2.11	“Gemi Receivable” shall mean the receivable hold by Vetus towards Gemi S.a.s in the amount of € 235,238.00.

2.12	“Land” shall mean the agricultural land owned by Vetus in Ponte D’orme (Florence).

2.13	“Parties” shall mean the Sellers and the Purchaser.

2.14	“Premises” shall mean the premises of Vetus at via Palandri no. 33, 37, 41 and 45.

2.15	“Price” shall mean the price of the Stock as indicated in Article 3.2.

2.16	“Purchaser” shall mean Twin Disc Inc. as better identified in the headings of this Agreement, or any other company controlling or controlled by Twin Disc, as appointed in accordance with Section

1401 of the Italian Civil Code at least 3 days prior to Closing.

2.17	“Sellers” shall mean Mr. Saverio Cecchi, Mrs. Lorita Cecchi, Mr. Dario Cecchi, Mr. Claudio Salvadori, Mrs. Nila Salvadori, Mr.

Alfredo Bini, Mrs. Elena Bini, Mrs. Mara Grazzini, Mrs. Gloria Danese, Mr. Franco Tinti and Mrs. Maria Rosa Trinci, as better identified the headings of this Agreement.

2.18	“Stock” shall mean all the quotas of the Companies owned by the Sellers, representing 100% of the corporate capital of the same.

2.19	“Vema” shall mean Vema S.r.l., with registered offices in Empoli, via Carducci, 8, Fiscal code and VAT n. 03813380486.

2.20	“Vetus Shareholders” shall mean Mr. Franco Tinti, Mrs. Maria Rosa Trinci, Mr. Saverio Cecchi, Mrs. Lorita Cecchi, Dario Cecchi, Mr. Claudio Salvadori, Mrs. Nila Salvadori, Mr. Alfredo Bini and Mrs. Elena Bini.

2.21	“Vetus Stock” shall mean all the shares of Vetus owned by the Vetus Shareholders, representing 100% of the corporate capital of the same.

3.	GENERAL COVENANTS

3.1	Transfer of the Stock

(a)	Subject to the terms and conditions set forth in this Agreement, the Sellers sell and transfer to the Purchaser, who accepts, the Stock and all related rights, free and clear from any liens, pledges, security interests, claims or encumbrances of any kind.

(b)	At Closing, the Sellers shall fulfill all obligations necessaries to transfer to the Purchaser the Stock, including, but not limited to, the execution of the notarial deed before notary public. It is understood that such activities will not supersede nor imply novation of this Agreement. In particular, all clauses of this Agreement providing for any obligation to be performed after Closing shall survive Closing and shall remain in full force and effect thereafter in accordance with their respective terms, without necessity for any of the Parties to reiterate or otherwise confirm their commitment with respect thereto.

3.2 Price

(a)	The purchase price of the Stock is fixed in € 17,715,000.00 (seventeen million seven hundred fifteen thousand) (the “Price”).

(b)	The Price shall be allocated among the Companies as follows:

	(i)	€ 12,285,000.00 (twelve million two hundred eighty five thousand/00) on BCS Stock;

	(ii)	€ 75,600.00 (seventy five thousand six hundred/00) on BCS Service Stock;

	(iii)	€ 1,000,000.00 (one million) on BEL Stock;

	(iv)	€ 4,354,400.00 (four million three hundred fifty four thousand four hundred/00) on Vetus Stock.

3.3 Payment

(a)	The payment of the Price shall be made at Closing by means of bank wire transfer.

(b)	Sellers appoint Elena Bini, Dario Cecchi, Nila Salvadori and Franco Tinti as collectors of the Price on their behalf.

(c)	Sellers request, instruct and consent to Purchaser to effect the payment of the Price to Elena Bini, Dario Cecchi, Nila Salvadori and Franco Tinti at the bank details herebelow:

Bank:	Unicredit Banca d’Impresa S.p.A, Agency of Empoli
Account Name:	Elena Bini, Dario Cecchi, Nila Salvadori and
Franco Tinti
ABI Code:	3226
CAB Code:	37830
IBAN Code:	IT12G0322637830000030063194
SWIFT Code:	UNCRIT2VEMP

3.4	Excluded Assets

Parties acknowledge and agree that, prior to Closing:

	(a)	Vetus and BCS sold to the Sellers the entire corporate capital of Vema Boat S.r.l.;

	(b)	Vetus will sell to Vema the Premises and the Land, however it being agreed that such transactions shall be made on an “as it is” basis and shall not provide any representation or warranty except those mandatory requested by Italian law;

	(c)	Vetus will assign the Gemi Receivable to Vema, without any representation or warranty regarding the fact that the credit will be recovered;

(d) each of the Company involved in the transactions above will distribute to its shareholders the dividends deriving from the transactions above net of IRES and IRAP taxes.

4.	CONDITIONS PRECEDENT AND CLOSING

4.1	Conditions Precedent

Parties agree that Closing is subject to full and complete satisfaction of the following conditions precedent.

4.1.1	Waiver of Pre-emptive Rights

All Shareholders shall have waived their pre-emptive rights with respect to the sale of the Stock pursuant to the Companies By- laws.

4.1.2	Settlement regarding labour issues

The Sellers shall have settled their past activity in the Companies before the trade unions. It is agreed that the Purchaser shall previously have approved the text of such settlements.

4.1.3	Fire Prevention Certificate

Sellers shall have delivered to the competent authorities all documents necessary to obtain the mandatory fire prevention certificates for each of the Companies as provided by the applicable laws and regulations.

4.1.4	Agreements

Sellers shall deliver to the Purchaser:

(i) the executed copy of the lease agreement executed between Vetus and Vema with respect to the Premises. It is agreed that the Purchaser shall previously have approved the text of such agreement;

(ii) the executed copy of the distribution agreement concluded between Vetus and Vetus NV, with registered offices at Fokkerstraat 571, 3125 BD Schiedam (The Netherlands), however it being agreed that the Purchaser shall previously have approved the text of such agreement.

4.1.5	Board Approvals

The Board of Directors of the Purchaser shall have approved this Agreement.

Should any of the conditions above not be fulfilled or waived by the Purchaser within Closing, the Purchaser will have the right to terminate this Agreement by means of written communication to be sent to the Sellers in one sole copy addressed to Mr. Diego Cremona.

4.2	Closing

(a)	Closing shall take place on the 12th of May 2006, at the offices of the notary public Daniele Muritano in Empoli, or such other time or place agreed upon by the Parties.

(b)	At Closing the following shall occur:

(i)	all members of the corporate bodies of the Companies shall resign and waive any compensation thereof except for the already accrued fees. The resignations shall be effective as at Closing;

(ii)	the Sellers shall transfer the Stock in favor of the Purchaser before notary public;

(iii)	the Sellers shall, or shall cause Osiris Limited, to execute all formalities necessary to transfer to the Purchaser the BEL Stock;

(iv)	the Purchaser shall pay the Price in accordance with Article 3.3;

(v)	the Sellers shall deliver the bank guarantee under Article 6.5;

(vi)	the Sellers shall hold the extraordinary shareholders meetings of BCS, BCS Service and Vetus in order to update their by-laws. It is agreed that the Purchaser shall previously have approved the text of such by-laws;

(vii)	the Sellers shall hold the shareholders ordinary meetings of the Companies in order to appoint the new corporate bodies in accordance with Purchaser’s instructions;

(viii)	Mr. Saverio Cecchi and Mr. Franco Tinti shall execute the manager agreements attached hereto as Exhibits 4.2(b)(viii).

(c)	Parties agree that the transfer of the Stock shall not be considered validly finalized unless all the above activities are duly fulfilled.

4.3 Waivers

Subject to the stipulation of the notarial deed of transfer of the Quotas:

(a)	Purchaser irrevocably waives any and all right against the directors of the Companies and undertakes to cause the Companies not to promote any action against such directors;

(b)	Except for what provided under Article 4.2(b)(i), Sellers declare and confirm to have nothing to claim against any of the Companies and, in any case, irrevocably waive towards the Companies and the Purchaser any and all right arising or deriving from their relationship with the Companies as director, shareholder or else.

(c)	The waivers herein are without prejudice to the rights of the Parties deriving from this Agreement.

5. REPRESENTATIONS AND WARRANTIES

(a)	In addition to any other representation and warranty provided by the law and by other Articles of this Agreement, as of the date hereof and as of Closing, the Sellers jointly represent and warrant the matters set forth in this Article 5 with respect to the Companies and the other issues contemplated hereunder.

(b)	The Sellers acknowledge that the Purchaser has expressly relied on such representations and warranties, the accuracy and truthfulness of which have determined the ground for the consent of the Purchaser to the execution of this Agreement and the acquisition of the Stock.

5.1 Organization and Good Standing

(a)	Each of the Companies is a company duly organized, validly existing and in good standing under the applicable laws.

(b)	The accounting records of each of the Companies, as well as their company books, are accurate and complete and comply with applicable laws.

(c)	Each of the Companies does not own or hold, directly or indirectly, any capital stock or equity security or interest in any company, partnership, joint venture, trust, unincorporated organization or similar entity, except that listed in Recital “F” of this Agreement.

(d)	Each of the Companies owns all permits, licenses and other similar authorizations which are necessary to its activities. There are no circumstances which indicate that any of such permits, licenses and authorizations is likely to be revoked or not renewed in the ordinary course of business.

(e)	All the information contained in the recitals of this Agreement are true and accurate.

5.2 Capitalization

(a)	The Stock is validly issued and fully paid-in and represents 100% of the corporate capital of each of the Companies. There are no outstanding subscriptions, options, warrants, rights, convertible securities, or other securities contemplating the purchase, issue or sale of any portion of the capital stock of each of the Companies.

(b)	The Sellers hold valid, legal and beneficial title to the Stock and the same is free and clear of any liens, pledges, security interest, claims and encumbrances of any kind.

(c)	The Sellers have not undertaken any written or oral obligation creating rights in favor of third parties with respect to the Stock or the voting rights pertaining thereto.

5.3 Authority

(a)	The Sellers have full capacity to act, execute and perform this Agreement and the transactions contemplated hereby.

(b)	This Agreement constitutes a valid and binding obligation reciprocally enforceable between the Parties.

5.4 Assets

(a)	Each of the Companies has full and exclusive ownership of their assets, free from pledges, mortgages and encumbrances of any kind.

(b)	Such assets are suitable for the purposes for which they are used, are in good operating condition and in reasonable repair, free from any known defects except for normal wear and tear.

5.5 Inventory

(a)	The inventory of the Companies is composed by products, spare parts, raw materials, work in progress and other items of inventory (the “Inventory).

(b)	Each of the Companies has full and exclusive ownership of its Inventory free from pledges, mortgages and encumbrances of any kind.

5.6 Receivables

(a)	The receivables of each of the Companies as of Closing are valid and existing, result from ordinary course of business and will be collected consistently with past practice. They are subject to no known offsets, counterclaims, defenses of any kind, returns, allowances or credits.

(b)	The Parties agree that, should such receivables be still outstanding on October 31, 2006, the Sellers will immediately purchase them from the Companies for a price equal to their nominal value less the bad debt reserve resulting from the 2005 Balance Sheets. Should such purchase of credits not be possible for any reasons whatsoever, the Sellers will pay to the Purchaser, as indemnification, an amount equal to the nominal value of the outstanding receivables less the bad debt reserve resulting from the 2005 Balance Sheets.

5.7 Industrial and Intellectual Property Rights

(a)	Each of the Companies owns or possesses the right to use free and clear of all liens, charges or other claims, the trademark, trade names, patents, trade secrets and know-how presently being used, including, with respect to BCS, the trademark “BCS”.

The right to use the trademark “Vetus” is disciplined by the distribution agreement executed prior to Closing between Vetus and Vetus NV. Such rights to use are not, and will not be affected in whatsoever way by the transaction provided for in this Agreement.

(b)	Except for the controversy pending before the Court of Genova, regarding the trademark “Hydraflex” (hereinafter the “Hydraflex Litigation”), each of the Companies does not violate in whatsoever way intellectual or industrial property rights (whether registered or not) of third parties nor any claim in this respect is pending or has been threatened. It is agreed that the Sellers shall indemnify the Purchaser for any disbursement caused by or related to the Hydraflex Litigation.

5.8 Balance Sheets

The 2005 Balance Sheets of each of the Companies have been regularly approved by the competent bodies of each of the Companies, have been drafted on a consistent basis to meet applicable legal requirements, interpreted and integrated by the Accounting Principles, are true, complete and exact and represent a true and correct view of the equity and financial position and results of the operations of BCS, BCS Service and Vetus as of December 31, 2005 and of BEL as of June 30, 2005.

5.9	Absence of changes

During the period from January 1, 2006 through Closing each of the Companies has conducted and will conduct its business in ordinary course, without material adverse changes in its liabilities and financial position, and has not distributed any dividends or reserves whatsoever, except for as provided by Article 3.4.

5.10	Employees

(a)	Except for the employees regularly hired by each of the Companies and resulting from the Companies’ books, no other individual (external counsel or else) is entitled to claim the position of employee of the Companies.

(b)	Each of the Companies has paid or adequately reserved for all payments due for salaries, commissions, severance indemnity (and any other similar entitlement depending on termination of the employment), social security and taxes as of Closing.

(c)	Each of the Companies is in compliance with all applicable laws and regulations concerning labor, employment and employment practices, wages and social security.

(d)	There are no private pension arrangements.

(e)	Exhibit 5.10(e) hereto contains the full list of the benefits and bonus granted by the Companies. There are no special employment agreements or arrangements providing for non- customary benefits or bonuses.

5.11 Agreements

(a)	Exhibit 5.11 contains a full list of the following agreements of the Companies:

	(i)	all lease and leasing agreements of each of the Companies;

	(ii)	all agreements which request an annual disbursement by any of the Companies of more than € 50,000.00;

	(iii)	all agreements with a residual duration of more than 12 months, with an open-ended duration or subject to automatic renewal;

	(iv)	all the agreements which are of particular importance for any of the Companies;

	(v)	all the agreements, including the employment agreements, in place between any of the Companies and any of the actual Sellers and/or any of their relatives, and/or any company directly or indirectly controlled or participated by any of the Sellers and/or any related party pursuant to C.O.N.S.O.B. communication n. DEM/2064231 of September 30, 2002.

(b)	Each of the Companies is not in material breach of any agreement to which is a party, and the Sellers are not aware of any material breach by the other parties to such agreements.

(c)	Except for the severance indemnity accrued in favour of the directors of the Companies as of December 31, 2005, upon termination of any agreement, each of the Companies will not be liable for termination indemnities of any nature.

5.12 Bank Accounts – Power of Attorney - Guarantees

(a)	Exhibit 5.12 is a true and complete list of (i) all bank accounts and safe deposit boxes of the Companies and all persons who are signatories thereunder or who have access thereto, and (ii) the names of all persons holding general or special powers of attorney from the Companies and a summary of terms thereof.

(b)	The Companies have not issued any guarantees in favor of third parties.

5.13 Safety and Environmental

(a)	Each of the Companies is in compliance with the applicable laws and regulations regarding environment and safety.

(b)	Each of the Companies has not omitted to do any actions or activities and no events have been caused by any of the Companies from which it could derive:

	(i)	rights or claims of third parties for environmental damages;

	(ii)	obligations of the Companies to proceed, at their costs and expenses, with corrective, removal or remedial actions;

	(iii)	violations of the laws and regulations regarding safety of the working places and prevention (including, but not limited to, Legislative Decree 626/1994 and subsequent amendments and updates); and

	(iv)	violations of the laws and regulations regarding safety of plants (including, but not limited to, Law 46/1990 and subsequent amendments and updates).

(c)	No environmental law or environmental permit conditions, restricts, or prohibits the transactions contemplated by this Agreement, or requires notification or disclosure in connection therewith, or if any such action is required, the Sellers have complied with their obligations under such environmental law or environmental permit before the date hereof.

5.14 Products Liability

(a)	The products manufactured and/or sold by the Companies, including their package, (hereinafter, the “Products”) are in compliance with applicable laws and regulations in Italy and in the countries in which they are manufactured or sold by the Companies.

(b)	Except as provided under Exhibit 5.18, the Products were not in the past and are not as of this moment the subject of claims for product liability raised by consumers or other users.

(c)	The Companies have obtained all authorizations, permits and homologations of any nature whatsoever for the production and sale of the Products.

5.15 Insurance

(a)	All insurance policies of each of the Companies are in full force and effect. Each of the Companies has not done or omitted to do any action which might render such policies or any of them void or null.

(b)	The coverage insured by each policy covers the entire value of the insured assets and is adequate to the insured risks and liabilities.

(c)	Except for the litigation identified in Exhibit 5.18, no claim under any policy of insurance taken out in connection with the business or assets of each of the Companies is outstanding and no circumstances are likely to give rise to such a claim.

5.16 Compliance with Laws

(a)	Each of the Companies carries out and has carried out its activity without any breach or violation of any applicable law or regulation.

(b)	No applicable laws or regulations require any of the Companies to undertake any investment of any nature.

5.17 Taxes

(a)	Each of the Companies has paid, or caused to be paid, or adequately reserved for, all applicable taxes payable as of Closing.

(b)	Each of the Companies has duly filed, or caused to be filed, all reports or returns relating to or covering any such taxes in respect of any fiscal period.

5.18 Litigation

(a)	Except for the controversies listed in Exhibit 5.18 hereto, there are no actions, suits, proceedings or investigations pending or threatened against or affecting the business or properties of any the Companies before or by any domestic or foreign authority, either public or private (including Tax Authorities, Labor Offices, Arbitration Panels, etc.).

(b)	No inquiries have been made directly to any of the Companies by any state or local agency, which might form the basis of any such action, suit, proceedings or investigation, or which might require any of the Companies to undertake a course of action which would involve any expense.

(c)	With respect to the controversies pending before the courts of the State of Florida, the Sellers represent and warrant that such controversies are covered by the insurance policy of R.A.S. regarding product liability and that the coverage provided by such policy will be sufficient to cover the possible liability.

5.19	Absence of Unfavorable Effects

Sellers, hereby, represent and warrant that the Companies have not concluded any written or oral agreement which provide as a reason for termination of the agreement the sale of the corporate stock of the Companies to third parties. Pursuant to the existing agreements, the execution of the Agreement will not entitle any creditors of any of the Companies to ask or obtain payments or deliveries in advance, as well as to enforce guarantees.

5.20	Excluded Assets

The sale of the Premises, the Land, the Gemi Receivable and of the Vema stock has been made in accordance with Article 3.4 and will not have the effect of enabling the interested purchasers of each of such asset or any third party to raise any claim against Vetus, BCS or the Purchaser.

6.	SURVIVAL – INDEMNIFICATION

6.1	Survival of Representations and Warranties

(a)	The representations and warranties set forth in Article 5 above shall survive and remain in effect until 31.12.2009 except for the representations and warranties under Articles 5.10 (Employees), 5.13 (Safety and Environmental) and 5.17 (Taxes) which shall remain in effect until May 31, 2012 and the representations and warranties under Article 5.2 (Capitalization) which shall remain in effect until May 31, 2016. Parties agree that such expiration dates shall be considered fair and consistent pursuant to Section 2965 of the Italian Civil Code.

(b)	In any event, it is understood that in case a third party claim related to any representation and/or warranty were to be filed before the corresponding expiration date, or should a controversy arise between the Parties before such date, the latter will be considered postponed, limited to the representation or warranty concerned, until the final definition of the claim (i.e. waiver of the claim or settlement of the claim or final and binding decision thereupon).

6.2 Indemnification

(a)	In addition to any other right provided by the applicable law and/or of by this Agreement in favor of the Purchaser, the Sellers shall jointly indemnify and hold the Purchaser, the Companies and their successors and assignees harmless from and against any liability, loss and cost including penalties, fines and legal fees (the “Damages”) arising out of or based upon or in connection with:

any inexistence, misevaluation or capital loss of assets as shown in the 2005 Balance Sheets and in the Adjusted 2005 Balance Sheets;

any liability not reflected in the 2005 Balance Sheets and the Adjusted 2005 Balance Sheets and finding its origin or cause in acts, omissions, events or circumstances which have taken place on or before Closing;

any misrepresentation contained in this Agreement or breach of any representation or warranty rendered by the Sellers under this Agreement.

(b)	It is expressly agreed that all the representations and warranties provided in this Agreement shall be interpreted as agreed warranties and remedies, additional to and not substitutive of any other remedy which the Purchaser is entitled pursuant to applicable laws or this Agreement.

(c)	The Purchaser’s right to indemnity shall in no way be limited by:

any inspection, survey, audit and access to books and records of each of the Companies which the Purchaser may directly or through its consultants have conducted through Closing;

the knowledge that the Purchaser may have as of Closing of the existence of facts, events, omissions or documents which may be in breach of the Sellers’ representations and warranties or in any event give rise to the Sellers’ indemnification commitment.

(d)	For administrative purposes, Parties agree that, normally, Purchaser will not request any indemnification until the aggregate amount of the Damages exceeds € 50,000.00 (the “Threshold”), it being agreed that when such Threshold will be exceeded, the Sellers shall be liable for the total amount including the Thresholds.

It is however agreed that during the last semester of each of the expiration period provided by Article 6.1 above, the Purchaser will have the right to request the Sellers to indemnify any amounts due with respect of the representation and warranty which will be expired at the end of the six-month period, even though the Threshold is not exceeded.

6.3	Payment

In presence of events giving rise to the Sellers’ indemnity obligations under Article 6.2, the following procedure shall apply:

the Purchaser shall timely deliver by registered letter, return receipt requested, a written request to the Sellers indicating both the indemnity amount and the related written documentation;

  within subsequent 30 days, the Sellers shall notify the Purchaser in writing any possible opposition. Lacking such opposition, the request shall be deemed to have been irrevocably accepted by the Sellers;
  within 30 days after receipt by the Purchaser of the Sellers’ opposition, if any, the Parties shall try to reach an amicable settlement. Upon expiry of such 30-day term, each Party shall be entitled to submit the matter to the Panel of Arbitrators to be appointed pursuant to Article 9.2.

6.4 Claims by Third Parties

(a)	In the event of any action or claim by third parties (including tax or other authorities) possibly giving rise to the Sellers’ indemnity obligations the Purchaser shall promptly so inform the Sellers, who shall consequently have the right to decide whether or not to appoint, at its cost and expenses, its counsels for the defense against the third party’s claim and to settle the relevant dispute.

(b)	Should the Purchaser or any of the Companies be proposed to settle the claims raised by the third party, the following procedure shall apply:

  in the event the Purchaser is willing to accept the settlement, it shall so communicate it in writing to the Sellers. If the Sellers deny their approval to the settlement within 10 days from such communication:

(i)	the Purchaser will be allowed to settle the claim, but in this case the Sellers shall be released from any indemnity obligation related to such controversy; or

(ii)	by means of written communication to be sent within 10 days from receipt of the Sellers’ denial, the Purchaser can request the Sellers to timely intervene in the defense, bearing all relevant costs and expenses, and timely providing for the payment of any sum to be paid by the Purchaser or by any of the Companies pursuant to any measures, also temporarily enforceable, issued by the competent authority. In such case, should the Sellers not timely intervene in the defense, the Purchaser will be free to proceed with the settlement and the Sellers shall be liable for the relevant indemnity;

in the event the Sellers is willing to accept the settlement while the Purchaser is not available to accept it, the Purchaser shall be free not to accept the settlement but in such event the Sellers indemnity liability regarding the claim shall be limited to the amount of the settlement refused by the Purchaser;

in the event both the Sellers and the Purchaser decide to accept the settlement, the Sellers shall pay the amount of the settlement, as indemnification, to the Purchaser and the Sellers will be released from the liability deriving from the indemnity obligation.

6.5 Bank Guarantee

As guarantee for the fulfillment of all obligations contemplated by this Agreement, at Closing the Sellers shall deliver to the Purchaser a first-demand bank guarantee in the amount of €

1,771,500.00 (one million seven hundred seventy one thousand five hundred/00) issued by an Italian first rank bank accepted by the Purchaser. Such guarantee shall substantially be in the form attached hereto as Exhibit 6.5.

7.	CONFIDENTIALITY AND NON COMPETITION

7.1	Confidentiality

(a)	The Sellers shall maintain in strictest confidence, and shall not use for their benefit or for the benefit of others any confidential information related to the Purchaser or to the Companies. The Purchaser undertakes the same obligations as regards confidential information related to the Sellers.

(b)	The Parties agree that, except as possibly required by law, this Agreement shall be kept confidential and will not be disclosed, directly or indirectly, to third parties.

(c)	Possible public announcements regarding the acquisition shall be jointly decided by the Parties.

7.2 Non competition

(a)	Starting from the date of termination of their relationship with the Companies, the Sellers shall not:

engage, directly or indirectly, in a business or enterprise (either as proprietor, partner, agent, consultant, employee, stockholder or else) engaged directly or indirectly in any activity in competition with the activities of the Companies as of Closing;

interfere with, or disrupt or attempt to disrupt the contractual relationship between the Companies and their customers, suppliers, agents, consultants, officers or employees.

(b)	The duration of such obligations, the non competition territories and the penalties to be paid by each of the Sellers in case of breach shall be as follows:

	DURATION	TERRITORY	PENALTY

Mr. Saverio Cecchi	5 years	Europe	€1.000.000

Mrs. Lorita Cecchi	5 years	Europe	€1.000.000

Mr. Dario Cecchi	5 years	Europe	€1.000.000

Mr. Claudio Salvadori	5 years	Europe	€1.000.000

Mrs. Nila Salvadori	5 years	Europe	€1.000.000

Mr. Alfredo Bini	5 years	Europe	€1.000.000

Mrs. Elena Bini	5 years	Europe	€1.000.000

Mrs. Mara Grazzini	5 years	Europe	€1.000.000

Mrs. Gloria Danese	5 years	Europe	€1.000.000

Mr. Franco Tinti	5 years	Europe	€1.000.000

Mrs. Maria Rosa Trinci	5 years	Europe	€1.000.000

(c)	The Parties hereby acknowledge that the Price has been agreed upon also considering the obligations provided under this Article 7.

8.	OTHER PROVISIONS

8.1	Notices and Services

(a)	Any notice to be sent with respect to this Agreement shall be made in writing by letter, facsimile or email and shall be considered to have been effectively and validly served upon receipt thereof, provided that it has been addressed as follows:

	(i)	if to the Sellers, in one sole copy to:

Elena Bini Via Agudio, 33 50050 Limite sull’Arno

with copy to: Dott. Gino Valenti Via Carducci 8 50053 Empoli fax: +39 0571 70 05 38

Avv. Diego Cremona

P.zza Farinata degli Uberti 26 50053 Empoli fax: +39 0571 53 03 04

(ii) if to the Purchaser, to:

          Twin Disc Inc.  1328, Racine Street Racine, Wisconsin 53403 USA

           attn.: Mr. Michael E. Batten

             fax +1 262 638 4481

with copy to:

          Laura Ortali Studio Legale Galgano Viale Majno 7 20122 Milano Italy

          Fax + 39 02 76 39 70 91

or to any different address which a Party may communicate to the other subsequent to the date hereof in compliance with the provisions set forth above.

(b)	The Parties elect their domicile for all purposes relating to this Agreement, including judicial services, at the aforesaid addresses or at the different addresses they may communicate in the future.

8.2 Benefit and Assignment

(a)	This Agreement shall be binding upon the Parties and their respective successors and assignees.

(b)	The Sellers hereby expressly authorize the Purchaser to assign this Agreement, prior to or after the Closing, to any company controlling, controlled by or under common control with the Purchaser.

8.3 Amendments

(a)	This Agreement contains the entire agreement between the Parties and supersedes any other previous agreement.

(b)	This Agreement may be amended only by an instrument in writing.

8.4	Brokers

There has been no broker or finder involved in any manner in the negotiations leading up to the execution of this Agreement or the consummation of the transactions contemplated hereby.

8.5	Transaction Expenses

Each Party shall bear its own taxes and expenses, including legal fees, incurred in connection with this Agreement.

9.	GOVERNING LAW – ARBITRATION

9.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Italy.

9.2.	Arbitration Clause

(a)	Any dispute arising from this Agreement between the Purchaser and the Sellers shall be settled by a Panel of three Arbitrators, appointed one by the Purchaser, one by the Sellers, acting as one sole party, and the third, who will act as Chairman of the Panel, upon mutual agreement of the first two arbitrators and, in case of disagreement by the President of the Tribunal of Milan. It is agreed that for the purposes of the arbitration the Sellers shall be considered as one sole party.

(b)	The Panel shall have no powers of amiable compositeur and shall therefore decide by strictly applying Italian law (“arbitrato rituale secondo diritto”), in accordance with Sections 806 and following of the Italian Code of Civil Procedure. Parties agree that should the decision of the Panel be objected, the Court of Appeal of Milan will be competent also for the decision of merits.

(c)	The language to be used in the arbitral proceedings shall be Italian; however, the arbitrators shall be fluent in English and, in particular, shall neither require any translation of documents written in English nor the assistance of an interpreter for any oral declaration rendered in English by any person during the proceedings.

(d)	The place of arbitration shall be Milan, Italy.

* * *

If you are in agreement with the above terms and conditions, please return us the enclosed copy of this Agreement duly signed by you in way of acceptance.

Twin Disc Inc.

Michael E. Batten	____________________
President and CEO
For acceptance:
________________________	____________________
Saverio Cecchi	Nila Salvadori
________________________	____________________
Lorita Cecchi	Alfredo Bini
________________________	____________________
Dario Cecchi	Elena Bini
________________________	____________________
Claudio Salvadori	Mara Grazzini
________________________	____________________
Gloria Danese	Franco Tinti
________________________
Maria Rosa Trinci

   Milan, May 12, 2006

BY EXPRESS COURIER

Twin Disc Inc.
1328 Racine Street
Racine
Wisconsin 53403-1758
USA

Dear Sirs,

I hereby certify that I am fluent in both the written and spoken Italian and English languages. Attached to this letter is a English translation of a certain Stock Purchase Agreement, and the referenced Exhibits thereto, dated May 12, 2006, by and among Twin Disc, Incorporated, on one side, and Saverio Cecchi, Lorita Cecchi, Dario Cecchi, Nila Salvadori, Claudio Salvadori, Elena Bini, Alfredo Bini, Mara Grazzini, Gloria Danese, Franco Tinti and Maria Rosa Trinci, on the other side) (the "Stock Purchase Agreement"). The Stock Purchase Agreement is a true and accurate translation of the Italian version thereof which the above parties have executed and entered into as of May 12, 2006.

                                                    Yours faithfully,

                                              Laura Ortali